NO ACT

DE 6-4-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

09011671

Received SEC
JUN 05 2009
Washington, DC 20549

June 5, 2009

Act 1934
Section
Rule 14d-7(a)(1) + 14e-1(c)
Public Availability June 5, 2009

Via Facsimile (972-3-607-4566) and U.S. Mail

Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center (Round Building)
Tel Aviv 67021, Israel

Re: Partial cash tender offer by KCPS PE Investment Management (2006) Ltd., et al, for ordinary shares of Gilat Satellite Networks Ltd.

Dear Dr. Hadar:

We are responding to your letter dated June 4, 2009 to the attention of Mauri Osheroff, Christina Chalk, and Peggy Kim as supplemented by conversations with the staff. We attach a copy of your letter to avoid having to repeat or summarize the facts you present there. Defined terms we use here have the same meaning as in your letter of June 4, 2009, unless otherwise noted.

You request exemptive and no-action relief on behalf of the Bidder Group so that they may extend the period of their partial tender offer for ordinary shares of Gilat to include an additional offering period of four calendar days, during which withdrawal rights will not be available, as mandated by applicable Israeli law, and to permit the Bidder Group to pay for all securities tendered in the Offer within four U.S. business days of the termination of the additional offering period. Based on your oral and written representations and the facts presented in your letter of June 4, 2009, the Securities and Exchange Commission hereby grants an exemption from the provisions of Rule 14d-7(a)(1) under the Exchange Act. The exemption from Rule 14d-7(a)(1) of the Exchange Act permits the Bidder Group to eliminate withdrawal rights before the end of the Offer, during the additional offering period of no more than four calendar days, as mandated by Israeli law.

In addition, based on the representations in your letter dated June 4, 2009, as supplemented by telephone conversations with the staff, the staff of the Division of Corporation Finance will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act. This no-action position under Rule 14e-1(c) permits the Bidder Group to pay for securities tendered in the Offer within four U.S. business days after the termination of the additional offering period.

In adopting the no-action position and granting the exemptive relief described above, we note that:

- except for the relief provided here, the Offer will be conducted in accordance with the Exchange Act and all applicable rules promulgated thereunder;
- the Offer structure, and in particular the additional offering period, are required under the provisions of the Israeli Companies Law, from which no exemptive relief is available for this Offer;
- the initial offering period during which withdrawal rights will be provided will be open for at least 20 U.S. business days;
- all conditions to the Offer will be satisfied or waived before commencement of the additional offering period;
- if the Bidder Group waives an offer condition, the initial offering period will be extended and withdrawal rights will be provided, to the extent required under U.S. rules;
- The Bidder Group intends to conduct a single global offer and extend the Offer immediately following completion of the initial offering period to provide the additional offering period; and
- four U.S. business days represents the best estimate of the minimum time period necessary to pay for securities tendered in this Offer, under the facts and circumstances present here.

The foregoing exemption and no-action position is based solely on the representations and the facts presented in your June 4, 2009 letter, as supplemented by telephone conversations with the Commission staff. The relief provided above is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if there is a change in any of the facts or representations set forth in your letter.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,

Mauri L. Osheroff

Mauri L. Osheroff
Associate Director, Regulatory Policy
Division of Corporation Finance

GKH LAW OFFICES Gross ▪ Kleinhendler ▪ Hodak Halevy ▪ Greenberg & Co.

June 4, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mauri Osheroff, Esq., Associate Director
Christina Chalk, Esq., Office of Mergers and Acquisitions
Peggy Kim, Esq., Office of Mergers and Acquisitions

Re: Request for exemptive relief from the provisions of Rule 14d-7(a)(1) and no-action relief under the provisions of Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended

Mss. Osheroff, Chalk and Kim:

We are submitting this request for exemptive and no-action relief on behalf of our client, KCPS PE Investment Management (2006) Ltd., a corporation incorporated under the laws of the State of Israel ("KCPS"). KCPS formed under the laws of the State of Israel a special purpose limited partnership, KCPS Satellite Communications, Limited Partnership (the "Bidder"), the general partner of which, KCPS Satellite Holdings Ltd. ("KCPS Holdings"), is a wholly-owned Israeli subsidiary of KCPS. KCPS through the Bidder intends to commence a tender offer (the "Offer") to purchase ordinary shares, par value NIS 0.20 per share (the "Ordinary Shares"), of Gilat Satellite Networks Ltd. (the "Company"), representing approximately 5%[1] of the issued and outstanding Ordinary Shares (the exact number of Ordinary Shares sought to be purchased in the Offer will be determined prior to the commencement of the Offer and will be disclosed in the offer to purchase relating thereto). KCPS, KCPS Holdings and the Bidder (collectively, the "Bidder Group") hereby request that the Securities and Exchange Commission (the "Commission") grant exemptive relief from the provisions of Rule 14d-7(a)(1) ("Rule 14d-7(a)(1)") and no-action relief from the provisions of Rule 14e-1(c) ("Rule 14e-1(c)"), in each case, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), set forth herein to allow the Bidder to extend its tender offer and conduct a four-calendar day additional offering period as mandated by applicable Israeli law.

We are acting as U.S. and Israeli counsel to the Bidder Group in connection with the Offer.

[1] All percentages used throughout this letter, unless otherwise indicated herein, are based on 40,103,662 issued and outstanding Ordinary Shares as of May 8, 2009, pursuant to information KCPS received from the Company, and exclude options to acquire Ordinary Shares.

I Background

The Company

The Company is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. The Company is incorporated under the laws of the State of Israel and is headquartered in Israel. The Company designs, produces and markets VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite.

The Ordinary Shares are traded under the ticker symbol "GILT" in the United States on the Nasdaq Global Market and in Israel on the Tel Aviv Stock Exchange (the "TASE"). In the United States, the Ordinary Shares were registered with the Commission pursuant to Section 12(b) of the Exchange Act. Based on information received from the Company, 40,103,662 Ordinary Shares were issued and outstanding as of May 8, 2009.

Based on an analysis of U.S. ownership and inquiries of nominees pursuant to Instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act, and information received from the Company, the Transfer Agent of the Company and the TASE, U.S. holders beneficially own a maximum of approximately 60.18% of the issued and outstanding Ordinary Shares, and excluding shares held by York (as defined below), 39.93% of the issued and outstanding Ordinary Shares. It should be noted that a substantial number of Ordinary Shares are held of record by brokers and other nominees located in the United States who did not, in response to the NOBO request, disclose the addresses of customers for whom they hold Ordinary Shares. As a result, the Bidder has assumed that such Ordinary Shares are beneficially owned by customers residing in the United States notwithstanding its belief that a portion of such Ordinary Shares are likely held for the account of non-U.S. holders.

The Bidder

KCPS is an investment management company, incorporated under the laws of the State of Israel and headquartered in Israel[2]. The Bidder is a limited partnership formed under the laws of the State of Israel for the purpose of the Offer[3], the general partner of which is a wholly-owned Israeli subsidiary of KCPS.

Based on information provided to KCPS by JGD Management Corp., a Delaware Corporation, d/b/a/ York Capital Management, 8,121,651 Ordinary Shares (representing

[2] KCPS is the management company of the KCS Private Equity I Fund (see below), and is jointly owned by KCPS & Company (2007) Ltd., a corporation incorporated under the laws of the State of Israel (holding a 40.0% interest in KCPS) and Gilad Shavit, Gilead Halevy and Uri Einan (holding, in the aggregate, a 60.0% interest in KCPS).

[3] The Bidder's limited partner is KCS Private Equity Partners 1, L.P., an Israeli limited partnership (which also holds interest in the Bidder on behalf of KCS Private Equity Partners MP, L.P., an Israeli limited partnership and KCS Private Equity Partners I, L.P., a Cayman limited partnership). KCS Private Equity Partners 1, L.P., KCS Private Equity Partners MP, L.P. and KCS Private Equity Partners I, L.P. are part of a private equity fund known as KCS Private Equity I Fund. Additional limited partners may subscribe for a limited partnership interest in the Bidder. KCPS is the general partner of KCS Partners, L.P., an Israeli limited partnership which is the general partner of KCS Private Equity I Fund.

approximately 20.3% of the issued and outstanding Ordinary Shares) are currently held by a group of pooled investment vehicles managed by York Capital Management and its affiliates ("York").

York holds more than 35% of the pecuniary interest in KCS Private Equity I Fund and does not exercise any control over the Bidder's management decisions.

Applicable Israeli Law

Since the Company is organized under the laws of the State of Israel and its Ordinary Shares are traded on the TASE, transactions in the Ordinary Shares are governed by the Israeli Companies Law, 5759-1999 (as amended, the "Israeli Companies Law"), the Israeli Securities Law, 5728-1968 (as amended, the "Israeli Securities Law") and the Israeli Securities Regulations (Tender Offer), 5760-2000 (the "Israeli Securities Regulations"). The Israeli Companies Law primarily specifies requirements for matters such as corporate formation, corporate governance and related substantive matters. The Israeli Securities Law and the Israeli Securities Regulations primarily provide the disclosure requirements for public companies that are subject to their provisions.

Section 328(a) of the Israeli Companies Law specifies, *inter alia,* that a purchase of the shares of a public company may not be made other than by means of a tender offer in accordance with Part VIII, Chapter 2 of the Israeli Companies Law ("Special Tender Offer") if:

- the result of the purchase would be that the purchaser will own 25% or more of the voting power of the company (in general, when computing the ownership percentage of the purchaser, the holdings of the purchaser's affiliates are aggregated); and
- no other person owns 25% or more of the voting power of the company.

Since under Israeli Securities Law, the Bidder and York may be viewed as holding the Ordinary Shares jointly, if the Offer is consummated, the Bidder's ownership percentage of the Company's voting power would, when taken together with the Ordinary Shares beneficially owned by York, increase from approximately 20.3% to approximately 25.3%. Therefore, the Bidder has elected as a precautionary measure to conduct a Special Tender Offer pursuant to the requirements and proceedings set forth under Israeli law. Once a purchase is made pursuant to a Special Tender Offer that results in a purchaser acquiring 25% or more of the voting power of a company, it is not required to conduct a Special Tender Offer to further increase its ownership thereafter, and thus may acquire additional shares in the open market, provided that a purchaser is again required to conduct a Special Tender Offer if it desires to increase its ownership above 45% and no other person owns in excess of 45% of the voting power of the company.

Based on the Israeli Companies Law, the Israeli Securities Law and the Israeli Securities Regulations, a Special Tender Offer must meet specified conditions which are applicable to all of the Company's shareholders, wherever located, including the following:

- the Special Tender Offer must be made available to all of the Company's shareholders under Section 331(a) of the Israeli Companies Law and Section 5(a) of the Israeli Securities Regulations;

- the Special Tender Offer must result in a purchase of shares representing no less than five percent (5%) of the voting power of the Company under Section 332 of the Israeli Companies Law;
- the offer to, and its acceptance by, each of the Company's shareholders must be identical under Section 5(b) of the Israeli Securities Regulations;
- the payment of the purchase price must be secured by a guarantee issued by the Bidder to a member of the TASE (the "TASE Member") to the satisfaction of the TASE Member under Section 5(d) of the Israeli Securities Regulations, who in turn is required to guarantee such payment under Section 5(e) of the Israeli Securities Regulations;
- as a condition to the completion of the Special Tender Offer, the aggregate number of shares tendered in the Special Tender Offer must exceed the number of shares represented by objections to the Special Tender Offer (under Israeli law, shareholders may accept the offer, not respond to the offer or object to the offer) under Section 331(b) of the Israeli Companies Law;[4] and
- upon satisfaction (or, subject to applicable law, waiver by the Bidder) of all of the conditions to the Special Tender Offer, the Special Tender Offer is deemed completed and the Bidder is irrevocably required to purchase the shares tendered during the initial offer period (subject to proration as described below), except that the Bidder must provide a four-calendar day additional offering period, without withdrawal rights for shares tendered during the initial offering period, but otherwise in compliance with the Exchange Act and the Rules promulgated thereunder (including any requirement to extend the offering period such as upon a waiver of a material offer condition), to allow all other shareholders who have not tendered their shares an opportunity to tender in accordance with Section 331(d) of the Israeli Companies Law and Sections 5(i)(1) and 7(b) of the Israeli Securities Regulations. Upon completion of the four-calendar day additional offering period, the Special Tender Offer is completed and the Bidder must purchase all of (i) the shares tendered (and not properly withdrawn) prior to the completion of the initial offering period and (ii) the shares tendered prior to the completion of the four-calendar day additional offering period, subject to proration,[5] if applicable, based on the maximum number of shares sought in the Special Tender Offer.

KCPS is attempting to structure the Offer in the United States and Israel such that it

[4] Pursuant to Section 331(c) of the Israeli Companies Law, in making this calculation, shares held by (i) the controlling shareholder of the Bidder, (ii) any party holding 25% or more of the voting power of the Company, including the Bidder, (iii) anyone acting on behalf of any of the foregoing or on behalf of the Bidder, and (iv) respective family members (as listed in the Israeli Companies Law) of any of the foregoing or corporations under the control of any of the foregoing, are generally excluded.

[5] The proration factor, if any, is calculated by dividing (x) the maximum number of shares that the Bidder is offering to purchase, by (y) the aggregate number of shares validly tendered (and not properly withdrawn during the initial offering period) in the Special Tender Offer by the end of both the initial offering period and the additional offering period.

complies with the requirements of the Exchange Act as well as the requirements of the Israeli Companies Law, the Israeli Securities Law and the Israeli Securities Regulations. KCPS' counsel has approached the Israel Securities Authority (the "ISA") to apply for exemptions from certain aspects of the Israeli Securities Law to enable the Offer to be conducted simultaneously in the United States and Israel. The ISA was asked to grant relief in a number of areas, including that the Offer be conducted as a unified tender offer in both the United States and Israel and that the Bidder will be permitted to distribute an English language offer to purchase in both the United States and Israel in the manner described in Section C "Proposed Offer Structure" below. The ISA granted these exemptions on May 18, 2009.

A. Proposed Offer Structure

The Bidder proposes to offer to purchase an aggregate of 5.0% of the issued and outstanding Ordinary Shares in a tender offer to be conducted simultaneously in both the United States and Israel. The Offer would be conditioned on there being a number of Ordinary Shares tendered representing no less than five percent (5%) of the voting power of the Company, such that the Bidder following the completion of the Offer, would beneficially own Ordinary Shares representing approximately 5.0% of the issued and outstanding Ordinary Shares (and approximately 25.3% of the issued and outstanding Ordinary Shares when taken together with York's holdings). If a number of Ordinary Shares are tendered such that, if accepted for payment, the Bidder would purchase more than the Ordinary Shares sought in the Offer, the Bidder would purchase a *pro rata* number of Ordinary Shares from all tendering shareholders.

The Offer would be open for an initial offering period of not less than 20 U.S. business days (rather than the lesser requirement of no less than 21 calendar days under Israeli law). Under Israeli law, if the applicable conditions to a Special Tender Offer have been satisfied at the completion of the initial offering period, the shareholders who have not yet responded to the Offer and/or who have objected to the Offer must be provided a four-calendar day additional offering period during which they may tender their Ordinary Shares. By 9:00 a.m. Eastern time on the U.S. business day following completion of the initial offering period, the Bidder would announce to the shareholders (i) the results of the initial offering period, including whether or not the conditions to the Offer have been satisfied and the approximate number and percentage of Ordinary Shares tendered to date and (ii) if the conditions to the Offer have been satisfied, that it is extending the offering period following the completion of the initial offering period for a four-calendar day additional offering period. There would be no withdrawal rights during such four-calendar day additional offering period for Ordinary Shares previously tendered in the Offer. The Bidder would disclose in the offer to purchase that there would be an extension of the initial offering period to provide for an additional offering period of four calendar days following the completion of the initial offering period.

All conditions to the Offer will be satisfied or waived before commencement of the additional offering period. If the Bidder waives an Offer condition, the Offer will be extended, and withdrawal rights will be provided, to the extent required under U.S. rules. The Bidder intends to announce the completion of the initial offer period by distributing a press release, publishing the announcement in two daily Israeli newspapers, and filing the announcement as an exhibit to the Schedule TO.

The Bidder would pay for Ordinary Shares that are tendered in the initial offering period and the additional offering period promptly following the expiration of the additional offering period, subject to proration, if any. Such proration would be determined promptly following the expiration of the additional offering period. This information would be prominently disclosed in the offer to purchase distributed to the Company's shareholders. Because of the potential effects of the application of a proration factor based on the combined results of the Offer during the initial offering period and the additional offering period, payments cannot be made for shares tendered during the initial offering period until the results of the additional offering period are available.

Prior to the commencement of the Offer, the Bidder would engage a TASE Member to act as escrow agent would deposit cash in an escrow account in an amount sufficient to pay for the Ordinary Shares assuming the maximum number of Ordinary Shares tendered for is tendered. Promptly following the completion of the additional offering period, the Bidder would determine the appropriate proration factor, if any. The escrow agent would, promptly following this determination, pay the Israeli and U.S. depositaries for the Ordinary Shares tendered and accepted by the Bidder without further involvement by the Bidder, with such depositaries to make appropriate payments to tendering shareholders. Under Israeli law, the Bidder would be required to make payments to shareholders who have tendered their Ordinary Shares in the Offer promptly following the expiration of the four-calendar day additional offering period. While the practice in Israel for Special Tender Offers for shares of Israeli public companies listed on the TASE is to make payments to Israeli shareholders who have tendered their shares in such Special Tender Offer on the first Israeli business day following the expiration of the four-calendar day additional offering period, such schedule would not be feasible in the Offer, primarily due to the procedures required in the United States for calculating the number of Ordinary Shares tendered and facilitating the payment through the U.S. depositary. The Bidder estimates that the minimum period to which the Bidder can commit that shareholders (both in Israel and the U.S.) would be paid would be within four U.S. business days following the expiration of the additional offering period.

As described above, subject to the exemptive and no-action relief requested herein, it is intended that the Offer will be structured as a single offer made in both the United States and in Israel. The Offer would be made in the United States and in Israel pursuant to an English language offer to purchase. In addition, Israeli shareholders would also receive a Hebrew language cover page complying with the Israeli regulations. A translation to English of the Israeli cover page would be filed was an exhibit to the Schedule TO. The consideration offered, and all other terms of the Offer, would be identical for all holders of Ordinary Shares.

II Withdrawal Rights and Prompt Payment

A. Conflict Between U.S. Law and Israeli Law

Israeli law

Under Section 331(d) of the Israeli Companies Law and the Israeli Securities Regulations, if a Special Tender Offer has been accepted (*i.e.,* all the conditions to such Special Tender Offer, including the minimum condition, have been satisfied) at the end of the initial offering period, a bidder is required to publicly announce, by 10:00 a.m. Israel time on the following Israeli business day (i) the results of the initial offering period and (ii) that all of the shareholders that have not responded to the Special Tender Offer or have objected to the Special Tender Offer will be provided with a four-calendar day additional offering period (counted from the end of the initial offering period) during which they may tender their shares. In accordance with the prevailing interpretation of Section 331(d) and pursuant to the provisions of the Israeli Securities Regulations, during the four-calendar day additional offering period, no withdrawal rights are applicable to shares previously tendered. Further, once a bidder has announced at the end of the initial offering period that the Special Tender Offer has been accepted, no further conditions to the Special Tender Offer apply and such bidder becomes irrevocably bound to purchase, subject to proration, the shares tendered in the Special Tender Offer *(i.e.,* by the end of both the initial offering period and the four-calendar day additional offering period). The purpose of this requirement under Israeli law is to provide shareholders with additional protection. It appears that the Israeli legislature's rationale in mandating this additional offering period was to address the so-called "prisoner's dilemma" by allowing the shareholders the opportunity to wait and see if the Special Tender Offer is indeed accepted *(i.e.,* all of the conditions to the Special Tender Offer have been satisfied) and only then decide whether to tender their shares. It also enables shareholders who initially objected to the Special Tender Offer during the initial offering period to tender their shares during the additional offering period once it is clear that the Special Tender Offer will be successfully completed. If withdrawal rights were to be permitted, withdrawals during the additional offering period of shares previously tendered could cause the minimum condition to become unsatisfied (despite previously having been satisfied upon the completion of the initial offering period). In our experience, all Special Tender Offers subject to the Israeli Securities Regulations are structured without withdrawal rights during the four-calendar day additional offering period with respect to shares previously tendered.

Further, under the Israeli Companies Law, the Minister of Justice may adopt regulations, including regulations which provide general exemptions from provisions of the Israeli Companies Law. The Israeli Companies Law does not, however, grant the Minister of Justice or any other governmental body the authority to grant exemptive relief on a case-by-case basis. While the Minister of Justice has adopted certain regulations under the Israeli Companies Law, none of them are applicable to the Offer.

The foregoing differs from the Israeli Securities Law and the regulations promulgated thereunder. The Israeli Securities Law empowers the ISA or its Chairman to grant exemptions and other relief with respect to disclosure matters relating to tender offers and the related offering materials, but not with respect to the provisions of the Israeli Companies Law. Accordingly, there is no Israeli regulatory body or other governmental body that has statutory authority to grant such exemptions on a case-by-case basis.

U.S. law

Extension of Offering Period. Pursuant to Rule 14d-7(a)(1) under the Exchange Act, a bidder is required to permit securities tendered pursuant to an offer to be withdrawn at any time during the period such tender offer remains open.

In order to permit the Bidder to conduct the four-calendar day additional offering period in accordance with Israeli law, the Bidder must extend the offering period following the completion of the initial offering period for a four-calendar day additional offering period. In accordance with the prevailing interpretation of Section 331(d) of the Israeli Companies Law and pursuant to the provisions of the Israeli Securities Regulations, during such four-calendar day additional offering period, no withdrawal rights are available to such holders who have previously tendered their shares during the initial offering period. Accordingly, the Bidder is requesting an exemption from the provisions of Rule 14d-7(a)(1) in order to permit the Bidder to extend the offering period following the completion of the initial offering period by the four-calendar day additional offering period as required by Israeli law without offering withdrawal rights during such four-calendar day additional offering period to shareholders who have previously tendered their Ordinary Shares in the Offer.

Subject to the relief requested herein, the extension of the initial offering period to provide for the four-calendar day additional offering period will constitute an extension of the initial offering period and not a separate tender offer in respect of which a new offering period with a minimum duration of 20 U.S. business days must be provided in accordance with Rule 14e-1(a) under the Exchange Act.

Prompt Payment. Pursuant to Rule 14e-1(c) under the Exchange Act, a bidder making a tender offer is required to pay the consideration offered promptly after the termination of the offer. As explained above, as a result of the requirement of Israeli law to provide the four-calendar day additional offering period, the Bidder expects the proration, if any, to be determined, and the payment for the tendered Ordinary Shares to be made, within no more than four U.S. business days following the completion of the additional offering period. The Bidder is requesting no-action relief from the provisions of Rule 14e-1(c) to the extent that the above contemplated payment schedule does not satisfy the requirement of prompt payment. In seeking this relief, we note that (i) an amount sufficient to pay for the maximum number of shares tendered for in the Offer will be deposited in an escrow account with a TASE Member, and (ii) the payment for the shares validly tendered in the Offer will be made as promptly as practical following the expiration of the additional offering period, subject to proration, taking account of the applicable Israeli law and payment practices in Israel and the United States

B. Importance of Requested Relief to the Bidder

Requiring a four-calendar day additional offering period without withdrawal rights for shares previously tendered, is a critical protective feature provided to shareholders under Israeli law, for which no Israeli exemptive relief is available under the Israeli Companies Law. Based on the above, there is a direct conflict between the requirements of Israeli law and the requirements of U.S. law. Without obtaining the exemptive and no-action relief requested herein, conducting the Offer in a manner that would allow withdrawal rights during the four-calendar day additional offering period for shares previously tendered in the Offer (as would otherwise be required by U.S. law) may run afoul of the additional shareholder protection measures granted by the Israeli law.

C. Granting of Requested Relief will not Compromise Protection of U.S. Shareholders

The additional offering period under Israeli law is designed to provide additional protection to shareholders. Shareholders would be afforded the right to wait and see if all conditions to the Offer have been satisfied prior to tendering their Ordinary Shares or to seek to defeat the Special

Tender Offer by objecting to the Offer during the initial offering period with the knowledge that they will be able to tender during the additional offering period if the Offer is nonetheless successful. The Bidder would disclose its intention to extend the initial offering period by an additional offering period in the offer to purchase related to the Offer. U.S. holders of the Ordinary Shares who are concerned about tendering their Ordinary Shares in a manner that will leave them without withdrawal rights during any part of the Offer can wait until the initial offering period has ended before tendering their Ordinary Shares in the additional offering period.

As described above, (i) the Bidder will deposit an amount sufficient to pay the maximum number of Ordinary Shares tendered for in the Offer (subject to proration) in an escrow account with a TASE Member, (ii) once the Bidder has announced at the end of the initial offering period that the Offer has been accepted, no further conditions to the Offer apply and the Bidder becomes irrevocably bound to purchase, subject to proration, the Ordinary Shares tendered in the Offer, and (iii) the offer price for Ordinary Shares that are validly tendered (subject to proration) will be paid as soon as practicable following the four-calendar day additional offering period without further involvement from the Bidder. Such payment procedures, coupled with the irrevocability of the Offer following its acceptance at the end of the initial offering period, ensure that the Bidder will not be able to capitalize at the expense of the Company's shareholders on market information that becomes available following the completion of the initial offering period. Because all of the conditions to the Offer are irrevocably satisfied prior to the commencement of the additional offering period, the Bidder is not able to exercise any discretion that would allow it to shift the economic risk of ownership of the Ordinary Shares (by either waiving conditions or deeming conditions to not be fulfilled) to shareholders who may have tendered their Ordinary Shares in the Offer.

Further, we submit that the direct conflict between Israeli law and U.S. law is not otherwise resolvable absent a grant of the requested relief from the Commission. As discussed above, no Israeli regulatory body or other governmental body has statutory authority to grant exemptive relief on a case-by-case basis from the requirement of the Israeli Companies Law to provide the four-calendar day additional offering period without withdrawal rights. In light of the forgoing, we believe that the relief requested herein is consistent with the guidance contained in the Commission's release: Cross Border Tender and Exchange Offers, Business Combinations and Rights Offerings, Securities Act Release No. 33-7759 (October 26, 1999) (the "Cross Border Release"). The Cross Border Release provides that "[w]hen U.S. ownership is greater than 40 percent, the staff will consider relief on a case by case basis only when there is a direct conflict between the U.S. laws and practice and those of the home jurisdiction. Any relief would be limited to what is necessary to accommodate conflicts between regulatory schemes and practices."[6] As described above, a direct conflict between U.S. and Israeli law does exist and the relief sought is limited to what is necessary to accommodate conflicts between the U.S. and Israeli regulatory schemes and practices.

We also believe that the requested relief under Rule 14d-7(a)(1) is consistent with the relief granted in a number of instances by the Commission with respect to an additional offering period

[6] Fn 41 to the Cross Border Release.

(without withdrawal rights) that was conducted in connection with a third party tender offer following the time that such tender offer became irrevocable as to acceptance of shares tendered in such offer, including prior relief granted by the Commission with respect to the same conflict between U.S. and Israeli law described herein. The relief hereby requested was granted by the Commission under substantively identical facts in a no-action/exemptive relief letters issued on May 15, 2008 to Elron Electronic Industries Ltd. and on April 14, 2009 to Mr. Zisapel.

In addition to the foregoing and to the intent behind the Israeli Special Tender Offer statutory provisions being to provide additional protection to shareholders, compliance with such procedure also arguably further benefits U.S. holders in the form of additional disclosure and processes as, but for the Israeli requirement to conduct the transaction by means of Special Tender Offer, the Bidder, were the Company a U.S. company, would likely be able to effect the ownership increase contemplated by the Offer by means of open market purchases or a block purchase, without being subject to the disclosure and process requirements of a formal tender offer.

III Requested Exemptive and No-Action Relief

Based on the foregoing, the Bidder respectfully requests exemptive relief for the Offer from Rule 14d-7(a)(1) – which requires that any person who has deposited securities pursuant to a tender offer will have the right to withdraw any such securities during the period such offer remains open – and no action relief for the Offer from Rule 14e-1(c) – which requires that a bidder making a tender offer is required to pay the consideration offered promptly after the termination of the offer – to allow the Bidder to conduct a four-calendar day additional offering period following the completion of the initial offering period during which no withdrawal rights will be available and to pay for Ordinary Shares tendered during the initial offering period and additional offering period, subject to proration if any, within four U.S. business days of the expiration of the additional offering period.

In light of the Bidder's short timetable, we respectfully request that the Commission issue the requested exemptive and no-action relief as soon as practicable. If you require any further information or have any questions or comments with respect to this matter, please call me at +972 (3) 607-4479. If for any reason you do not concur with any of the views expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

Sincerely,

Dr. Shachar Hadar, Adv.